Filed by Hampton Roads Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Shore Financial Corporation

Commission File No.: 000-23847

PRESS RELEASE	Contact:	Tiffany K. Glenn
For Immediate Release		Senior Vice President and Marketing Officer (757) 217-1000

20TH YEAR OF RECORD EARNINGS

REPORTED BY HAMPTON ROADS BANKSHARES

NORFOLK, VIRGINIA, JANUARY 23, 2008: Hampton Roads Bankshares, Inc. (NASDAQ: HMPR) (the “Company” or “Hampton Roads Bankshares”), the financial holding company for Bank of Hampton Roads, announced today that net income for 2007 jumped 12.8% from 2006 to $6,810,613. For the twelve month period ended December 31, 2007, diluted earnings per share were unchanged from 2006 at $0.65. For the fourth quarter of 2007, the Company earned $1,713,107, or $0.16 per diluted share, compared to $1,621,973, or $0.16 per diluted share in the same period in 2006.

With regard to diluted earnings per share remaining steady with 2006, Company President and Chief Executive Officer Jack W. Gibson commented, “A simple year-over-year comparison of our earnings per share results does not fully illustrate the accomplishments of our company in 2007. In the third quarter of 2006 we raised approximately $19 million in new capital through both a rights offering to our shareholders and a public offering, both of which were fully subscribed, resulting in the issuance of 1,849,200 new shares of our common stock. We raised this capital to support the company’s growth and expansion. In doing so, we projected that it would take up to eighteen months for our earnings per share to overcome the effect of the offerings. I am exceptionally pleased that we were able to reach our objective far earlier than anticipated.”

The Company’s earnings results for 2007 produced a return on average assets of 1.31% and a return on average shareholders’ equity of 9.52%. This is the fifteenth (15th) consecutive year that the Company posted a return on average assets of 1.20% or better. For the fourth quarter of 2007, return on average assets was 1.24% and return on average shareholder’s equity was 9.33%.

Total assets as of December 31, 2007, rose 18.4% to $564 million, up from $476 million a year ago. In 2007, the Company enjoyed a 27.2% increase in total loans, ending the year at a record-breaking $477 million, $102 million more than at December 31, 2006. Total deposits were up 18.8% to $431 million on December 31, 2007, from $363 million on December 31, 2006.

Growth in the Company’s loan portfolio, combined with a tighter net interest margin, yielded net interest income of $24,187,402 for 2007, an increase of 15.7% over 2006. The Company’s net interest margin was 4.95% for the year and 4.68% for the fourth quarter of 2007. For the same periods in 2006, the Company’s net interest margin was 5.20% and 5.03%, respectively. “Our strong loan growth and diverse deposit base tempered the impact of recent interest rate cuts on our net interest margin,” stated Gibson. “At year-end, approximately $101 million or 23% of our total deposits were in the form of non-interest bearing demand deposit accounts.”

President Gibson observed that he remains “pleased” with the Company’s asset quality with non-performing assets totaling only 0.47% of total assets, or $2,644,604 at December 31, 2007. Hampton Roads Bankshares added $1,232,000 to the loan loss reserve in 2007 in response to its robust loan growth and the current nature of the economy, as compared to $180,000 in 2006. Gibson added, “It is also important to note that our company has no sub-prime or alt-a loans, which are the type of loans that are currently capturing the attention of both the markets and consumers alike.”

President Gibson concluded, “2007 was an outstanding year for our company. In the first quarter, our total assets surpassed the $500 million mark, a banking milestone. In the second and third quarters, Hampton Roads Bankshares increased its visibility to the investment community by joining the Russell Microcap Index and qualifying for inclusion in the NASDAQ Global Select Market, NASDAQ’s highest market tier. In the fourth quarter, we celebrated our 20th anniversary along with our 20th consecutive year of record earnings. I am extremely proud of our accomplishments and of our talented team of people who worked so hard to achieve them. 2008 should prove an interesting year in the financial services industry with narrowing margins and a slowing real estate market. However, I remain optimistic that our company is well-positioned to continue to provide value to our shareholders, customers and employees.”

HAMPTON ROADS BANKSHARES, INC.

FINANCIAL HIGHLIGHTS

UNAUDITED

	Three Months Ended		Twelve Months Ended
Operating Results	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Interest income	$9,999,398	$8,448,531	$38,203,095	$30,021,271
Interest expense	3,891,284	2,896,191	14,015,693	9,123,285
Net interest income	6,108,114	5,552,340	24,187,402	20,897,986
Provision for loan losses	494,000	90,000	1,232,000	180,000
Noninterest income	862,584	830,016	3,440,221	3,397,879
Noninterest expense	3,824,553	3,830,364	15,994,443	14,945,741
Income taxes	939,038	840,019	3,590,567	3,134,585

Net income	$1,713,107	$1,621,973	$6,810,613	$6,035,539

Earnings per share:
Basic	$0.17	$0.16	$0.67	$0.66
Diluted	0.16	0.16	0.65	0.65
Book value per share	7.14	6.84	7.14	6.84

Balance Sheet at Period-End
Total loans	$477,149,232	$375,044,161	$477,149,232	$375,044,161
Total securities	47,081,325	59,544,690	47,081,325	59,544,690
Total deposits	431,456,747	363,261,329	431,456,747	363,261,329
Other borrowings	53,000,000	38,000,000	53,000,000	38,000,000
Shareholders’ equity	73,660,014	70,162,543	73,660,014	70,162,543
Total assets	563,828,128	476,299,468	563,828,128	476,299,468

Daily Averages
Total loans	$467,380,928	$360,965,976	$428,873,516	$325,505,725
Total securities	48,905,899	60,549,314	53,945,981	67,129,591
Total deposits	408,028,864	354,986,638	389,054,627	333,242,327
Other borrowings	58,611,957	38,000,000	51,336,110	36,967,808
Shareholders’ equity	72,848,283	69,228,309	71,545,104	57,640,340
Interest-earning assets	517,557,306	438,199,849	488,381,069	401,953,739
Interest-bearing liabilities	366,065,314	294,904,030	341,079,167	270,333,404
Total assets	547,702,677	468,408,609	519,174,846	432,715,790

Financial Ratios
Return on average assets	1.24%	1.37%	1.31%	1.39%
Return on average equity	9.33%	9.30%	9.52%	10.47%
Net interest margin	4.68%	5.03%	4.95%	5.20%
Efficiency ratio	54.87%	60.01%	57.89%	61.52%

	Three Months Ended		Twelve Months Ended
Allowance for Loan Losses	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2006
Beginning balance	$4,647,266	$3,821,464	$3,910,943	$3,597,497
Provision for losses	494,000	90,000	1,232,000	180,000
Charge-offs	(98,973)	(4,382)	(109,748)	(59,118)
Recoveries	290	3,861	9,388	192,564
Ending balance	5,042,583	3,910,943	5,042,583	3,910,943

Nonperforming Assets
Nonaccrual loans	$1,792,758	$1,629,990	$1,792,758	$1,629,990
Loans 90 days past due and still accruing interest	851,846	—	851,846	—
Other real estate owned	—	—	—	—
Total nonperforming assets	2,644,604	1,629,990	2,644,604	1,629,990

Asset Quality Ratios
Nonperforming assets to total assets	0.47%	0.34%	0.47%	0.34%
Allowance for loan losses to total loans	1.06%	1.04%	1.06%	1.04%
Allowance for loan losses to nonperforming assets	190.67%	239.94%	190.67%	239.94%

About Hampton Roads Bankshares

Hampton Roads Bankshares, Inc. is a financial holding company that was formed in 2001 and is headquartered in Norfolk, Virginia. The Company’s primary subsidiary is Bank of Hampton Roads, which opened for business in 1987. The Bank engages in general community and commercial banking business, targeting the needs of individuals and small to medium-sized businesses. Currently, the Bank operates 17 banking offices in the Hampton Roads region of southeastern Virginia and is scheduled to open another this year. Shares of Hampton Roads Bankshares common stock are traded on the NASDAQ Global Select Market under the symbol HMPR. Additional information about the Company and its subsidiaries can be found on the Web at www.bankofhamptonroads.com.

Additional Information Concerning Pending Merger with Shore Financial Corporation.

On January 9, 2008 Hampton Roads Bankshares and Shore Financial Corporation (“Shore Financial”) announced a definitive agreement, under which Shore Financial will be merged with and into Hampton Roads Bankshares. Hampton Roads Bankshares will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of its common stock to be issued to the shareholders of Shore Financial in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus that will be sent to the shareholders of Hampton Roads Bankshares and Shore Financial seeking their approval of the proposed merger. The joint proxy statement/prospectus will contain important information about Hampton Roads Bankshares, Shore Financial, and the merger and about the persons soliciting proxies from shareholders of Hampton Roads Bankshares and Shore Financial in the merger, including the executive officers and directors of each of Hampton Roads Bankshares and Shore Financial, and their respective interests in the merger, such as their stock ownership in Hampton Roads Bankshares and Shore Financial.

Additional information about Hampton Roads Bankshares’ directors and executive officers is included in Hampton Roads Bankshares’ Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC and is available on Hampton Roads Bankshares’ website at www.bankofhamptonroads.com and at the Hampton Roads Bankshares address provided below. Additional information about Shore Financial’s directors and executive officers is included in Shore Financial’s Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC and is available on Shore Financial’s website at www.shorebank.com and at the Shore Financial address provided below.

Investors and shareholders of Hampton Roads Bank and Shore Financial are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included in the registration statement on Form S-4, and any other relevant documents to be filed with the SEC in connection with the proposed transaction, because they will contain important information about Hampton Roads Bankshares, Shore Financial, and the proposed transaction.

Investors and shareholders may obtain free copies of the joint proxy statement/prospectus and other documents related to the merger, once they are filed with the SEC, through the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus and other relevant documents also may be obtained by directing a request by telephone or mail to the following:

Hampton Roads Bankshares, Inc. 999 Waterside Drive, Suite 200 Norfolk, VA 23510 Attention: Jack W. Gibson Telephone Number: (757) 217-1000	Shore Financial Corporation 25020 Shore Parkway Onley, Virginia 23418 Attention: Scott C. Harvard Telephone Number: (757) 787-1335

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about events or results or otherwise are not statements of historical facts. Although the Company believes that its expectations with respect to certain forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors. For an explanation of the risks and uncertainties associated with forward-looking statements, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and other reports filed and furnished to the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements made in this press release and this release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such solicitation would be unlawful.

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